Charles A. Bittenbender
Vice President, General Counsel
and Secretary
July 27, 2010
Via EDGAR CORRESPONDENCE
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Jeff Jaramillo Julie Sherman Allicia Lam Jay Mumford Martin James

Re:	NACCO Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 2, 2010 File No. 001-09172
Ladies and Gentlemen:
This letter is in response to the comment letter by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated June 30, 2010 (“Comment Letter”), to NACCO Industries, Inc. (“NACCO”) with respect to the Form 10-K for the fiscal year ended December 31, 2009 that was filed on March 2, 2010 (“Form 10-K”) and the proxy statement that was filed on March 26, 2010 (“Proxy Statement”), portions of which are incorporated by reference into the Form 10-K.
Our responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have included each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of this letter refer to the Proxy Statement. Capitalized terms used in this response that are not defined are used in the same manner they are used in the Proxy Statement.
Form 10-K for the fiscal year ended December 31, 2009
Item 11. Executive Compensation, page 82
1.	We note from your Compensation Discussion and Analysis beginning on page 20 that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn short-term incentive compensation and long-term incentive compensation. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure
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of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Disclosure of Performance Targets
For 2009, NACCO’s five named executive officers (“NEOs”) consisted of two executives from NACCO, two executives from NACCO’s subsidiary, The North American Coal Corporation (“NA Coal”), and one executive from NACCO’s subsidiary, Hamilton Beach Brands, Inc. (“HBB”). As stated in the Proxy Statement, due to the economic and business conditions that existed at the end of 2008 and the business and economic forecasts for 2009, the Compensation Committee, among other things, suspended the incentive compensation plans at HBB for 2009 for all employees, including the NEO who was employed by HBB. Therefore, the Proxy Statement only contains discussions regarding the incentive compensation plans at NACCO and NA Coal.
Short-Term Incentive Compensation (pages 28-31). As disclosed in the Proxy Statement on page 29, the formula for NA Coal’s short-term incentive compensation (“STIC”) awards for 2009 was as follows:
•	40% based on adjusted net income for NA Coal;

•	30% based on new project development; and

•	30% based on Consolidated Mine “return on total capital employed” (“ROTCE”) performance.
As disclosed on page 31 of the Proxy Statement, the incentive compensation for 2009 for NACCO employees, which includes the two NEOs who are employed by NACCO, was based solely on the performance targets contained in the formula for NA Coal STIC plan awards.
NACCO respectfully advises the Staff that the specific target for 40% of the NA Coal STIC award that is based on adjusted net income for NA Coal, which was $23.7 million, is disclosed on page 30 of the Proxy Statement. This same target of $23.7 million was then used for NACCO STIC awards. For the reasons specified below under “Competitive Harm Analysis,” however, the disclosure of new project development targets or ROTCE targets would result in competitive harm to NACCO and its subsidiaries and may be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Long-Term Incentive Compensation (pages 32-36). As disclosed in the Proxy Statement on page 34, the formula for NA Coal’s long-term incentive compensation (“LTIC”) awards for

2009 is based on a ten-year plan that is in effect from 2006 to 2015. The LTIC awards are based on net income appreciation goals that are based upon achieving year by year targets for each year during the ten-year term of the plan. The goals are adjusted each year for inflation and to take into account any “new projects” initiated during the ten-year period. As disclosed in the Proxy Statement on page 33, the formula for NACCO’s LTIC awards for 2009 is based on a consolidated ROTCE performance target.
For the reasons specified below under “Competitive Harm Analysis,” the disclosure of net income appreciation goals or ROTCE targets would result in competitive harm to NACCO and its subsidiaries and may be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Competitive Harm Analysis
ROTCE Targets. In connection with a proposed spin-off of shares of HBB (f/k/a Hamilton Beach, Inc.) in 2007, HBB filed a registration statement containing disclosure required by Item 402(b) of Regulation S-K — Compensation Discussion and Analysis. This disclosure included a description of HBB’s incentive plans, which had a formula utilizing net income, revenue and ROTCE targets. During the Staff’s review of the registration statement of HBB, we received a comment similar to Comment 1 of the Staff regarding disclosure of performance targets. In connection with resolving that comment, we had multiple conversations and written correspondence with the Staff, particularly, Larry Spirgel, Derek Swanson and Terry French. Following these discussions, the Staff confirmed that, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, HBB could exclude the specific ROTCE target it used as part of the formula for determining incentive compensation for its NEOs. However, the Staff did require that we disclose the net income and revenue targets that were used in the formula.
Given the similarity of the NA Coal and NACCO incentive compensation plans to the HBB plan and the calculation of awards under all of these plans, based on the guidance of the Staff during the course of the communications in 2007, we have disclosed, as described above, the specific net income target used in the formula for STIC awards for the NA Coal and NACCO NEOs. Based on the resolution of this issue in 2007, however, we have not disclosed the specific ROTCE targets for the same reasons we cited in our communications with the Staff in 2007, which are summarized below.
As stated on page 26 of the Proxy Statement, the ROTCE performance targets are “stockholder protection rate[s] of return. [These targets reflect] the Compensation Committee’s belief that [NACCO] and its stockholders are entitled to at least a certain rate of ROTCE for each of the business and [NACCO] overall.” The ROTCE targets reflect the long-term corporate objectives of the company. They are not based on the ROTCE operating targets established by management in the individual company’s annual operating plan or even the ROTCE targets that are established by management and contained in the company’s five-year long-range business plan (although there is a correlation among the ROTCE performance target and the ROTCE operating targets established by management). Rather, the ROTCE performance targets that were established for the 2009 NACCO and NA Coal STIC plans and the 2009 NACCO LTIC plan represent the financial performance that the

Compensation Committee believes the company should deliver over the long term, not the performance expected in the current year or the near-term. Disclosing the ROTCE target for the NA Coal STIC would be especially advantageous to our competitors because for 2009 it was based on the ROTCE of only two mining projects. We believe that disclosing these long-range ROTCE targets, even on a historical basis, will cause NACCO and its subsidiaries competitive harm under the standard established in Exemption 4 under the Freedom of Information Act because it would reveal confidential and competitively sensitive long-term financial information to both our competitors and our customers.
ROTCE is determined based on a formula that takes into account, among other things, net income, debt and equity levels. Revealing the targets would disclose our long-range business plans to our competitors and customers. In addition, it would allow competitors to derive forecasted operating margins that would provide insight to enable them to more effectively develop counter strategies. The easiest numbers for competitors to derive from the ROTCE performance target would be the company’s net income objectives, which could be derived by assuming that the company will continue to have a relatively stable capital structure and then utilizing our existing disclosures with respect to our tax position and debt costs. Furthermore, we believe that once competitors have derived our net income objectives and made estimates of tax and interest expenses, they could make reasonably accurate estimates of other results, such as forecasted margin structure at HBB or The Kitchen Collection, Inc. (another subsidiary of NACCO) by utilizing their knowledge of common costs, such as transportation and warehousing and the subsidiary’s prior spending patterns for selling, general and administrative expenses and production costs. Disclosing the ROTCE target for the NA Coal STIC going forward would be particularly harmful because, with the sale of Red River Mining Company in 2009, it is now based on the ROTCE of only one mining project. The ROTCE number would demonstrate the long-term rate of return on capital investment that we have determined is required to proceed with a project. This is competitively sensitive financial information that would be extremely valuable to our competitors in future bidding processes.
Similarly, disclosure of the ROTCE performance target would also reveal confidential and competitively sensitive pricing information to the customers of our subsidiaries. HBB and NACCO Materials Handling Group, Inc. (another subsidiary of NACCO), for example, sell to large, sophisticated customers. These customers study their suppliers’ financial disclosures utilizing methodologies similar to those described above to analyze where they might be able to gain leverage with respect to pricing and other terms of the supplier/customer relationship. Therefore, the disclosure of the ROTCE performance trends would cause competitive harm because it would enable customers and competitors to exert additional pricing pressure on our subsidiaries.
Disclosing the ROTCE performance target each year would apprise competitors of anticipated changes in our business model, which would provide our competitors with insight as to our future expectations regarding the impact of those changes. The applicable Compensation Committee generally takes a long-term view when setting the ROTCE performance targets. The Compensation Committee sets the ROTCE performance targets based on:

•	Forecasts of future operating results and the business models for the next several years. The Compensation Committee evaluates this by analyzing the company’s long-term forecasts.

•	Anticipated changes in the industry and our business that would affect ROTCE (example — amount of capital required to generate a given level of sales and net income).

•	The potential impact that a change in the ROTCE performance target would have on the ability to incentivize our employees.

•	A belief that a portion of the incentive compensation payouts to the NEOs should be based on performance against a long-term measure designed to protect the company’s stockholders.
The Compensation Committee reviews these factors annually. If we are required to disclose the specific ROTCE performance target, the disclosure would permit competitors to infer trends as a result of the Compensation Committee raising or lowering the target over a period of several years and we would be providing our competitors with information relating to our pricing strategies, net income forecasts and other strategic initiatives which would put us at a competitive disadvantage in the marketplace.
This competitive harm can be shown by reviewing the reasons behind the changes that were made to the ROTCE performance target in prior years. In the past, changes to the ROTCE targets have reflected:
•	the anticipated effect of programs (such as layoffs, restructurings) on future profitability;

•	expected ability of the company to take advantage of changes in industry dynamics over the longer term; and

•	effect over time of changing business models (e.g., eliminating retail; changing from a manufacturer to a distributor).
The ROTCE performance target reflects the financial performance that the business should achieve over the long term and how the Compensation Committee feels the company will be operating in the future given the forecasted business model. It also reflects how our management is motivated to manage competition and/or customer initiatives based on the compensation formulas. The Committee is particularly sensitive to disclosure of these targets over time, as such disclosures would further reveal where management believes our business model is (or should be) headed.
In summary, because the ROTCE performance targets are a direct indication of forecasted performance trends and objectives of NACCO and its subsidiaries, the disclosure could result in competitive harm to NACCO and its subsidiaries.
NA COAL STIC New Project Development Targets. We believe that disclosing the new project development goals, even on a historical basis, will cause competitive harm to NA Coal under the standard established in Exemption 4 under the Freedom of Information Act because it would reveal confidential and competitively sensitive financial information, including tactical and strategic business development goals. The new project development goals are highly specific, task-oriented goals. These goals identify specific projects, customers and contracts in, among others, the following general categories:
•	selling a current subsidiary or assets thereof;

•	purchasing another company;

•	negotiating a mine management contract;

•	obtaining government approval of a new mine contract or phase of production;

•	extending a current mine contract; and

•	identifying and evaluating potential new customers and projects.
Some or all of the above-listed projects can take many years to accomplish and most would not be publicly announced until after they are completed. Disclosing the existence and progress on various new projects each year would provide competitors with insight as to our expectations regarding new lines of business and/or business opportunities, which may jeopardize our ability to complete these projects. In addition, disclosure of the specific project, customer or contract could cause NA Coal competitive harm by negatively affecting its ability to enter into agreements and impairing its ability to negotiate prices and other key terms.
Because disclosure of the project development goals would reveal confidential and competitively sensitive financial information relating to highly specific corporate strategic initiatives, such disclosure could result in competitive harm to NACCO and its subsidiaries.
NA COAL LTIC Net Income Appreciation Targets and New Project Targets. The NA Coal LTIC plan has a ten-year term (2006 to 2015) and uses economic value of income of current and new projects as the performance criteria because we believe it is a more accurate reflection of the rate of return in NA Coal’s business, where a substantial portion of revenue is based on long-term contracts and projects.
The basic premise of the NA Coal LTIC plan is to establish long-term targets to motivate and guide the actions of the participants over the ten-year term of the plan. NA Coal LTIC awards are based on a formula consisting of three component targets: new project factor (40%); annual factor (30%) and cumulative factor (30%). Disclosure of any of these components would apprise customers and competitors of historical and anticipated changes in NA Coal’s business model, which would provide our customers and competitors with insight as to our expectations regarding the impact of those changes and cause competitive harm to NA Coal under the standard established in Exemption 4 under the Freedom of Information Act. Each of these components is described in detail below.
New Project Factor. When the plan was established in 2006, the Compensation Committee set a target dollar level of the “present value appreciation” that was to be earned by new projects obtained during the entire ten-year plan term. For example, the Compensation Committee might set a target of new project value appreciation of $100 million from 2006 to 2015 (or $10 million during each year of the ten-year term). Value appreciation for a new project is determined based on the economics of the project. For example, the present value appreciation will be determined based on the forecasted net income and cost of capital over the life of the contract (which could be 40 years) based on the contract terms, including a present value calculation over the life of the contract. During the year the new project comes into existence, the value appreciation of that project for the ten-year term of the NA Coal LTIC plan (or the remainder thereof) is taken into account under the new project factor portion of the NA Coal LTIC plan and compared to the target that was initially set by the Compensation Committee in 2006.
Disclosing the new project factor target that was established in 2006 would clearly cause competitive harm because it would forecast the company’s projections of future expansion plans and projected net income from new projects for a ten-year period. Disclosing the value appreciation for new projects that are taken into account each year would provide customers and competitors with our expected profits and cost of capital that NA Coal uses to bid for new mining projects. This information would enable competitors to analyze the results of our winning bids to obtain the new projects (or contract extensions), which could then be used by these competitors against NA Coal in future bidding for new contracts.
Annual Factor. When the plan was established, the Compensation Committee listed each NA Coal project that was in effect at that time. Using the existing contractual terms for each project, as shown in NA Coal’s five-year business plan that was in effect in 2006 and forecasting the results out for another five years, the Compensation Committee established annual net income targets and forecasted capital expenditure targets for each project for each year from 2006 through 2015. Each year, the Compensation Committee compares the actual net income and actual capital charges for each project against these previously established targets to determine whether the pre-established targets have been satisfied.
Cumulative Factor. When the plan was established, the Compensation Committee used the same five-year business plan and forecasting for the same projects to establish cumulative net income targets and cumulative forecasted capital expenditure targets for the same projects for each and every year during the ten-year term of the plan. Each year, the Compensation Committee compares the actual cumulative net income and actual capital charges for each project against these previously established targets to determine whether the pre-established targets have been satisfied.
Disclosing the annual and cumulative targets that were established in 2006 would also cause competitive harm because they also forecast NA Coal’s net income projections for current projects for a ten-year period. This information would reveal our pricing structure, profits and cost of capital. Disclosing yearly achievement of the financial progress of our current and new projects each year against the amounts that were projected at the beginning of the ten-year plan term (for current projects) or when the project was entered into (for new projects) would apprise competitors as to the formulas and internal rate of return that a new project must achieve in order to make a profit — the so-called “hurdle rates” — NA Coal employs in its bidding for new mining projects with respect to cost of capital and expected profitability. If a competitor knew our hurdle rate, they could slightly underbid us to win a project because they would know the point at which we would likely stop bidding.
Because disclosure of the new project, annual and cumulative factors would reveal confidential and competitively sensitive financial information, such disclosure could result in competitive harm to NACCO and its subsidiaries.

Disclosure of Difficulty of Achieving Performance Targets
NACCO respectfully advises the Staff that the Proxy Statement contains disclosure on pages 30 and 33 regarding NACCO’s expectations of meeting the undisclosed new project development goals and ROTCE targets, respectively. With respect to the other undisclosed performance targets discussed above, we will include appropriate disclosure in future filings pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
2.	We note from your discussion of incentive compensation in Compensation Discussion and Analysis beginning on page 26 and ending on page 36 it is unclear and confusing regarding how you actually determined to compensate your named executive officers and how each of the plans apply to the named executive officers. In future filings please revise your disclosure so that it is easier for investors to understand how your executive compensation decisions for your named executive officers are made. Please also confirm whether all the plans your disclosure identifies are applicable to your named executive officers’ compensation.
NACCO respectfully advises the Staff that, for example, on pages 26-28 of the Proxy Statement under “Incentive Compensation of Named Executive Officers — ROTCE Methodology and Explanation,” we explain the reasoning and methodology for calculating ROTCE, including the factors used by the Compensation Committee in establishing this performance target. In addition, under “Short-Term Incentive Compensation — In General” on page 28 of the Proxy Statement, we disclosed that the determination of compensation for the NEOs was based on specified percentages of each individual’s salary midpoint, based on the number of Hay points assigned to the executive’s position and the Hay Group’s compensation recommendations for that Hay point level. The methodology for establishing salary midpoints and Hay points is disclosed on page 24 of the Proxy Statement under “Overview of Executive Compensation Methodologies — Salary Midpoint — Hay Group’s All Industrials Survey.”
All of the plans that our disclosure identifies are applicable to the NEOs compensation. As stated in response to Comment 1, for 2009, NACCO’s five NEOs consisted of two executives from NACCO, two executives from NA Coal and one executive from HBB. As discussed in the Proxy Statement, NACCO and each subsidiary maintains similar, but separate compensation structures and incentive plans (and retirement plans). Each NEO only participates in the incentive plans (and retirement plans) that are sponsored by his employer.
In any given year, because our NEOs may consist of executive officers of our holding company or any of our four operating subsidiaries, it is possible that our NEOs may be participating in compensation plans of five different employers. Therefore, we consolidated the descriptions of each of the plans to the extent that similar concepts apply to each plan, which avoids the need to repeat the same description up to five times.
In future filings, we will revise our disclosure by adding more headings and cross-references, eliminating duplicative provisions and describing technical concepts in plain English so that it will describe which plans apply to which NEOs and allow investors to more fully understand executive compensation decisions for our NEOs.

3.	We note from your discussion under “Discretionary Cash Bonuses” on page 36 and “Discretionary Awards under the NACCO Supplemental Long-Term Plan” on page 37 of the proxy statement that you have incorporated by reference into your Form 10-K that the Compensation Committee assessed the performance of the North American Coal Corporation, Hamilton Beach Brands, Inc. and the Kitchen Collection, Inc. in setting the discretionary cash bonuses and NACCO Supplemental Long-Term Plan awards of the named executive officers. In future filings, please describe the specific items of corporate performance that are taken into account in setting these items of compensation and how the discretionary cash bonuses and NACCO Supplemental Long-Term Plan awards are structured and implemented to reflect the named executive officer’s individual performance. Please see Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.
In future filings, we will disclose the specific items of corporate performance that are taken into account in determining the discretionary cash bonuses and NACCO Supplemental Long-Term Plan awards of the NEOs and how the discretionary cash bonuses and NACCO Supplemental Long-Term Plan awards are structured and implemented to reflect the NEO’s individual performance.
4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
As described on page 16 of the Proxy Statement, NACCO’s Board of Directors oversees the risk management of the Company and each of its subsidiaries. The full Board of Directors (as supplemented by the appropriate Board committee in the case of risks that are overseen by a particular committee) regularly reviews information provided by management for the Board of Directors to oversee the risk identification, risk management and risk mitigation strategies. As described on page 12 of the Proxy Statement, NACCO’s Compensation Committee oversees risks related to our employee compensation plans and arrangements.
In 2009, at the direction of NACCO’s Board of Directors and the Compensation Committee, management, with the assistance of in-house counsel, undertook a comprehensive review and evaluation of the compensation policies and practices of NACCO and its subsidiaries, including the broad-based programs that apply to non-NEOs, to determine whether such policies and practices compensate and incentivize its employees in a manner that may create risks that are reasonably likely to have a material adverse effect on NACCO. This assessment included a detailed analysis of the risks related to the compensation policies and practices for all of NACCO’s employees. Management and in-house counsel made a presentation to the Compensation Committee regarding this enterprise risk evaluation. Based on this presentation and the Compensation Committee’s analysis of this enterprise risk, the Compensation Committee concluded that NACCO’s compensation policies and practices are not reasonably likely to have a material adverse effect on NACCO. Thus, NACCO determined that disclosure regarding NACCO’s policies and practices of compensating its employees, including non-NEOs, as they relate to risk management practices and risk-taking incentives was not necessary.
*****
In connection with our responses to the Staff’s comments, we acknowledge that:

•	NACCO is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K and Proxy Statement; and

•	NACCO may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me at 440/449-9690 if you have any further questions or comments concerning NACCO’s responses included herein. Thank you for your attention to this matter.
Sincerely,
/s/ Charles A. Bittenbender
Charles A. Bittenbender, Esq.
Vice President, General Counsel and Secretary
cc:	Thomas C. Daniels, Esq.